07004325

:DSTATES
(CHANGECOMMISSION
on, D.C. 20549

PBD 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapitalQuest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Fifth Ave. S., Suite 300
(No. and Street)

Minneapolis	Minnesota	55401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl P. Ekstrom (612) 604-0951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffery J. Tempas, CPA
(Name – *if individual, state last, first, middle name*)

5951 S. Middlefield Rd., Suite 105, Littleton, Colorado 80123
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2007 E
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

OATH OR AFFIRMATION

I, Darryl P. Ekstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapitalQuest Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA J GREGERSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Darryl P. Ekstrom
Signature

President
Title

Barbara J. Gregerson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

JEFFERY J. TEMPAS, CPA
5951 South Middlefield Road, Suite 105
Littleton, Colorado 80123
(303) 798-3991

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

I have audited the accompanying statement of financial condition of CAPITALQUEST SECURITIES, INC. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPITALQUEST SECURITIES, INC. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2007

Jeffery J. Tempas CPA

CAPITALQUEST SECURITIES, INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 76,172
Receivables from brokers or dealers	13,131
Securities, at market	9,237
Other accounts receivable	7,879
Prepaid expense	42,633
Equipment, at cost, less accumulated depreciation of $1,616	390
	$ 149,442

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 2,185
Commissions payable		62,303
		64,488
Liabilities subordinated to claims of general creditors (note 5)		25,000
Common stock - $1 par value (authorized - 25,000 shares; issued - 2,940 shares)	$ 2,940	
Additional paid-in capital	47,060	
Retained earnings	9,954	59,954
		$ 149,442

See accompanying notes to financial statements.

CAPITALQUEST SECURITIES, INC.

Statement of Operations
Year Ended December 31, 2006

REVENUES	
Commissions	$ 397,774
Unrealized gain on securities	3,612
Other	1,625
	403,011
EXPENSES	
Commissions (note 4)	284,142
Professional fees	7,280
Regulatory fees	7,611
Interest	2,500
Depreciation	669
Insurance expense	28,160
Office expense	31,300
Other operating expenses (note 4)	35,192
Rent expense	20,986
Administrative fee (note 4)	27,156
	444,996
NET INCOME (LOSS)	$ (41,985)

See accompanying notes to financial statements.

CAPITALQUEST SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2005	$ 2,940	$47,060	$51,939	$101,939
Net income (loss)	-	-	(41,985)	(41,985)
Balances, December 31, 2006	$ 2,940	$47,060	$ 9,954	$ 59,954

See accompanying notes to financial statements.

CAPITALQUEST SECURITIES, INC.

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended December 31, 2006

Balance, December 31, 2005	$ 25,000
Changes	-
Balance, December 31, 2006	$ 25,000

See accompanying notes to financial statements.

CAPITALQUEST SECURITIES, INC.

Statement of Cash Flows
Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net income (loss)	$(41,985)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	669
Increase in securities	(8,412)
Decrease in receivables from brokers or dealers	4,366
Decrease in receivable from affiliate	8,740
Increase in other accounts receivable	(1,464)
Increase in prepaid expense	(9,967)
Increase in accounts payable	2,077
Increase in commissions payable	43,960
Decrease in due to affiliate	(1,637)
Net cash (used in) operating activities - decrease in cash	(3,653)
Cash at beginning of year	79,825
Cash at end of year	$ 76,172
Supplemental information:	
Interest paid during the year	$ 2,500

See accompanying notes to financial statements.

CAPITALQUEST SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

1. Summary of Significant Accounting Policies

The Company is a securities broker-dealer. Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income and expense related to securities transactions executed but not settled was not significant.

Securities owned by the Company are valued at fair market value.

The Company has elected to be treated as an S Corporation for income tax purposes. Therefore, there is no provision for income taxes.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts; and therefore is exempt from the possession and control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3 Paragraph k(2)(i).

3. Net Capital Requirements

The Company is subject to the Securities and Exchange commission's uniform net capital rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2006, the Company had net capital of $32,666, which exceeded the minimum capital requirement by $27,666 and the ratio of aggregate indebtedness to net capital was 1.9742 to 1.

4. Related Party Transactions

In June 2005, the former sole shareholder of the Company sold 49% of his shares to three individuals who are registered securities principals with the Company. During 2006, commissions paid to these minority shareholders totaled $168,410 which amount is included in Commissions in the accompanying Statement of Operations.

The Company currently leases office space from an entity affiliated with the three minority shareholders on a month to month basis. In addition, the Company pays a monthly fee to this same entity as reimbursement for shared administrative personnel. Total rent expense of $20,986 was charged to operations during 2006. Total charges for the administrative fee were $25,000 for 2006 and are included in Other Operating Expenses in the accompanying Statement of Operations.

In addition, during 2006, the Company paid an administrative fee of $27,156 to a company affiliated with the majority shareholder. During 2006, the Company also reimbursed $5,093 to this affiliated company for actual expenses incurred on behalf of the Company.

5. Liability Subordinated to Claims of General Creditors

Effective July 31, 2004 the Company entered into a subordinated loan agreement ('Agreement') under which the Company borrowed $25,000. Interest is due and payable quarterly at 10%. Repayment of the note balance is due July 31, 2007. The Agreement has been approved by the National Association of Securities Dealers, Inc. as a subordinated loan, and thus is available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it cannot be repaid.

CAPITALQUEST SECURITIES, INC.

Computation of Net Capital, Minimum Net Capital
Requirement, and Aggregate Indebtedness
December 31, 2006

NET CAPITAL		
Stockholder's equity		$ 59,954
Add subordinated note payable		25,000
Total capital and allowable subordinated liability		84,954
Deductions:		
Non-allowable receivables	$ 7,879	
Prepaid expense	42,633	
Equipment, net	390	50,902
Net capital before haircuts on security positions		34,052
Haircut on security positions		1,386
Net capital		$ 32,666
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		$ 27,666
AGGREGATE INDEBTEDNESS		
Accounts payable		$ 2,185
Commissions payable		62,303
Total aggregate indebtedness		$ 64,488
Ratio: Aggregate indebtedness to net capital		1.9742 to 1

There were no material variances between this computation of net capital and the Registrant's computation filed with Part IIA Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying notes to financial statements
and independent auditor's report - supplementary information.

JEFFERY J. TEMPAS, CPA
5951 South Middlefield Road, Suite 105
Littleton, Colorado 80123
(303) 798-3991

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Shareholder
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

In planning and performing my audit of the financial statements and supplementary information of CAPITALQUEST SECURITIES, INC. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

JEFFERY J. TEMPAS, CPA
5951 South Middlefield Road, Suite 105
Littleton, Colorado 80123
(303) 798-3991

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

In addition, my review indicated that CAPITALQUEST SECURITIES, INC. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2006, and no facts came to my attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2007

CPA

END